Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Keystone Private Income Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$81,571,956.00	0.0001531	$12,488.67

Total Transaction Valuation:		$81,571,956.00
Total Fees Due for Filing:				$12,488.67
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$12,488.67

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 821,529 Shares outstanding (approximately 5.00% of the net assets of the Fund as of May 30, 2025).